PRIMERO REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS
SAN DIMAS PRODUCTION RATES RETURNED TO PLAN IN APRIL (Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, May 4, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported financial results for the first quarter ended March 31, 2016.

Highlights:

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Creating and Sustaining a Safety-First Culture: As reported on April 18, 2016, Primero’s principal focus during the first quarter of 2016 was to create and sustain a safety-first culture at its operations. As a result of the significant efforts made by employees and management at all levels, Primero is pleased to report that the San Dimas mine achieved no reportable safety incidents during the first quarter while also returning the mine to production levels of 2,500 TPD.

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Earnings Impacted by Temporary Production Delay: First quarter earnings were directly impacted by changes to the mining sequence at San Dimas to include the implementation of enhanced ground support standards. The Company realized a net loss of $13.2 million ($0.08 per share) and adjusted net loss[1] of $7.8 million ($0.05 per share) in Q1 2016. The Company generated negative operating cash flow before working capital changes during the first quarter of $8.5 million ($0.05 per share) , which included $15.8 million in cash tax payments.

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Convertible Debentures Repaid in Cash: Primero repaid in full the $48 million due on its 6.5% convertible debentures on their maturity date of March 31, 2016. As at March 31, 2016 the Company had total liquidity position of $47.1 million, including $22.1 million in cash.

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Mexican Tax Update: The Company has filed procedural and substantive responses to the legal claim against its Advance Pricing Agreement (“APA”) with the Mexican tax authorities (“SAT”) , received in February 2016. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company continues to pay taxes in a manner consistent with the APA on the basis that the applicable facts and laws have not changed.

•

Mine Production On-Track to Achieve Revised Guidance: The Company is pleased to report that in April both the San Dimas and Black Fox mines achieved their targeted production rates in line with the updated 2016 production guidance of between 230,000 and 250,000 gold equivalent ounces[2] at all-in sustaining costs[3] of between $975 and $1,025 per gold ounce.

•

Mineral Resources Increased Beyond Depletion: Primero announced on March 16, 2016 that it had successfully increased total Mineral Resources across its assets in 2015, with total Measured and Indicated Mineral Resources as of December 31, 2015 of 3.1 million ounces of gold plus 88.3 million ounces of silver in addition to total Inferred Mineral Resources of 1.2 million ounces of gold and 77.1 million ounces of silver.

•

Froome Zone Demonstrates Consistency of Mineralization: Recent drilling continues to delineate the highly prospective Froome Zone, located approximately 800 metres west of the Black Fox mine. Mineralization continues to demonstrate consistency over long intervals with significant gold mineralization, and Primero expects to be in a position to make a production decision on the Froome Zone in Q2 2016 Highlights from recent drilling include 6.1 g/t gold over 43.7 metres true width (16PR-G103) , 6.2 g/t gold over 37.9 metres true width (16PR-G109) , 5.0 g/t gold over 43.7 metres true width (16PR-G102) .

“During our first quarter, we successfully implemented improved ground control procedures across our vast San Dimas mine,” stated Ernest Mast, President and Chief Executive Officer. “I feel a renewed sense of optimism as we enter the second quarter. On all-levels, we are pulling together as a stronger Primero team to achieve our corporate objectives, and through April we have made significant advances towards attaining these goals. The San Dimas mine successfully achieved average production rates in-line with the mill’s 2,500 tonnes per day nameplate capacity. Black Fox made significant advances in developing the Deep Central zone ahead of schedule, began mining the recently identified 520 metre level in the Central Zone and completed infill drilling at the Froome deposit. I have utmost confidence in the Primero team to achieve its objectives, and I see us at an inflection point for the Company - now aligned for improved production and strong returns through the remainder of 2016 and beyond.”

Creating and Sustaining a Safety-First Culture

Primero’s principal focus during the first quarter of 2016 was to create and sustain a safety-first culture at its operations. As a result of the significant efforts made by employees and management at all levels, Primero is pleased to report that the San Dimas mine achieved no reportable safety incidents during the first quarter.

As a testament to Primero’s continued commitment to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, employee health and safety, involvement with the community, and preservation of the environment, in March 2016, for the fifth consecutive year, Primero was awarded the “Empresa Socialmente Responsable” or “Socially Responsible Company” designation. This prestigious award, from El Centro Mexicano para la Filantropía (“CEMEFI”) , the Mexican Centre for Philanthropy, is the result of a thorough independent assessment of Primero’s corporate and social responsibility framework.

Production and Earnings Impacted by Temporary Production Delay

As reported on April 18, 2016, Primero’s production in Q1 2016 was impacted by the deliberate focus on increased worker safety and the introduction of enhanced ground support standards at the San Dimas mine, leading to combined production of 36,158 gold equivalent ounces during the first quarter of 2016, 41% lower than in Q1 2015. All-in sustaining costs (“AISC”) averaged $1,555 per gold ounce during the quarter and total cash costs4 averaged $944 per gold equivalent ounce.

Given the reduced production levels, Primero generated $50.5 million of revenue in Q1 2016, 31% lower than in Q1 2015 as a result selling 29% less gold equivalent ounces at a 3% lower average realized gold price. In Q1 2016, the Company sold 38,781 ounces of gold at an average realized price of $1,156 per ounce and 1.35 million ounces of silver at an average realized price of $4.24 per ounce. Revenue in Q1 2015 totaled $73.3 million from selling 55,037 ounces of gold at an average realized price of $1,186 per ounce, and 1.90 million ounces of silver at an average realized price of $4.20 per ounce.

Silver produced at San Dimas is subject to a silver purchase agreement5 and as a result 1.35 million ounces of silver were sold to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) at a fixed price of $4.24 per ounce during the quarter. As of March 31, 2016 the Company has delivered 4.2 million ounces of silver under the San Dimas silver purchase agreement’s 6.0 million ounce annual contract year threshold (which runs from August 6th to the following August 5th) , after which the Company will begin selling 50% of the silver produced at San Dimas at spot market prices until August 5, 2016 when the annual threshold is reset. Silver ounces sold in Q1 2016 were higher than silver produced due to timing of shipments. Gold produced at Black Fox is subject to a gold purchase agreement6 and as a result 1,336 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $521 per ounce in Q1 2016.

The Company incurred a net loss of $13.2 million ($0.08 per share) in Q1 2016 compared with net income of $3.6 million ($0.02 per share) for the first quarter of 2015. Adjusted loss for Q1 2016 was $7.8 million ($0.05 per share) compared with adjusted income of $1.1 million ($0.01 per share) in Q1 2015. Adjusted loss in 2016 primarily excludes the impact of foreign exchange rate changes on deferred tax balances and an adjustment to remove the normalization of inventory costs at San Dimas, net of taxes.

Primero generated negative operating cash flow before working capital changes during in Q1 2016 of $8.5 million ($0.05 per share) , compared to positive operating cash flow of $18.8 million ($0.12 per share) in Q1 2015. Q1 2016 operating cash flow was affected by $15.8 million in cash payments for income taxes in Mexico, the annual payment of mining royalty taxes, a final payment for filing its 2015 tax return, and 2016 initial tax instalments.

Liquidity Expected to Improve By End of 2016

The Company’s total liquidity position at March 31, 2016 totalled $47.1 million, comprised of $22.1 million in cash and $25.0 million available under its line of credit. During the quarter, a number of events significantly affected total liquidity which included the drawdown of $50.0 million from the line of credit to repay the 6.5% convertible debentures that matured on March 31, 2016 and $15.8 million in cash payments for income taxes in Mexico, the annual payment of mining royalty taxes, a final payment for filing its 2015 tax return, and 2016 initial tax instalments.

Primero expects to improve its liquidity through positive cash flows from operations and will explore other financing opportunities along with initiating the renewal of its revolving credit facility, which matures in May 2017.

Mexican Tax Update

The Company has filed procedural and substantive responses to the legal claim against its Advance Pricing Agreement (“APA”) with the Mexican tax authorities (“SAT”). The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. The APA was obtained to confirm that the Company should calculate taxes on silver produced at the San Dimas mine based on the price realized by the Company. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company continues to pay taxes in a manner consistent with the APA on the basis that the applicable facts and laws have not changed.

The Company believes that it is entitled to rely on the APA which is legally binding in respect of the Company’s 2010 through 2014 taxation years. The Company obtained the ruling transparently and in good faith. Primero believes the APA should not be the subject of challenge by a government administration installed upon the change of government after the APA was duly issued. Primero has and will continue to invest millions of dollars in the local Mexican economy and intends to continue legal action aimed at ensuring that the Mexican tax authority respects the rule of law.

In connection with the Company’s procedural challenge to the SAT’s legal claim, the Mexican Federal Court recently issued an order mandating that no decision may be issued in connection with the substantive claim until the procedural challenge against the admission of SAT’s claim is decided on. This procedural order is being appealed by the SAT, and the Company does not expect the order to delay the resolution of the substance of the case.

The Company has also taken other measures to defend its interests, including submitting a complaint to Procuraduría de la Defensa del Contribuyente (PRODECON or the Mexican tax Ombudsman) regarding violations of Primero’s rights by the SAT.

Primero also recently obtained a ruling nullifying the Mexican customs authority’s acts that suspended the Company from the import and export registries in 2015.  While this order is subject to appeal, Primero believes this order recognizes Primero’s compliance with Mexican laws in these matters.

The Company will continue to vigorously defend the validity of the APA and the correctness of its tax filing position.

Production On-Track to Achieve Revised Guidance

The Company is pleased to report that in April both the San Dimas and Black Fox mines achieved their targeted production rates in-line with the revised 2016 production guidance of between 230,000 and 250,000 gold equivalent ounces at all-in sustaining costs between $975 and $1,025 per gold ounce.

Table 1: 2016 Production Guidance

		2016 Revised Guidance		Actual
	San Dimas	Black Fox	Consolidated	2015
Attributable gold equivalent production (gold equivalent ounces)	160,000- 170,000	70,000-80,000	230,000-250,000	259,474
Gold Production (ounces)	120,000- 130,000	70,000-80,000	190,000-210,000	221,060
Silver Production (million ounces)	7.5-8.5	N/A	7.5-8.5	8.30
Total cash costs (per gold equivalent ounce)	$600-$650	$750-$800	$650-$700	$637
AISC (per gold ounce)	$775-$825	$1,000-$1,050	$975-$1,025	$972
Capital Expenditures ($ millions)	$51.4	$23.6	$77.3	$93.3

Material assumptions used to forecast total cash costs for 2016 include: an average gold price of $1,078 per ounce (bases on actual gold prices received for Q1 2016 and $1,050 per ounce for the remainder of the year) ; an average silver price of $5.00 per ounce (calculated using the silver purchase agreement contract price of $4.26 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $14 per ounce) ; and foreign exchange rates of 1.35 Canadian dollars and 16 Mexican pesos to the US dollar.

San Dimas Production Rates Returned to Plan

As previously disclosed, first quarter production at San Dimas was impacted by changes to the mining sequence to include the implementation of enhanced ground support procedures, and the condition that all employees will never work under unsupported ground. The implementation process was a monumental task given the significant size of the San Dimas mine, and resulted in weaker than expected performance in Q1 2016. However, as of April, the Company has been successful in re-establishing mining operations in-line with the mill’s current 2,500 tonnes per day (“TPD”) nameplate capacity, with ground support implementations completed.

Primero also completed a revised 2016 operating plan for the San Dimas mine which includes the recent changes to the mining sequence and the addition of rock bolting and screening. Based on an assessment of the new cycle times and the productivity of mining crews, Primero has determined not to advance the 3,000 TPD mill expansion in 2016, resulting in a $5 million reduction from this year’s planned capital expenditures. However, construction will continue to complete the expanded crushing circuit which will help alleviate backlogs experienced during the rainy season.

Based on the updated plan, the mine will focus on achieving increased head grades through the removal of low-grade, incremental cut-and-fill tonnes and the reduction of mining dilution. Following a detailed evaluation of the mine’s performance under the new production regime, Primero will assess the specific benefits of increasing milling capacity in 2017.

Black Fox Positioned for Breakthrough with Transition to Deep Central Zone

At Black Fox, first quarter production was affected by the limited availability and deferrals of high-grade ore from the upper, remnant areas of the underground mine. Significant development progress was made to access the mine’s Deep Central zone, an area of high quality ore that has no remnant mining. Drifting on the 640 metre level intersected initial ore in the Deep Central zone in April, approximately one month ahead of schedule, and Primero is now working to complete two crosscuts. Development has also started on the 660 metre level ahead of initial stoping activities.

Daily underground production rates are expected to increase through the remainder of 2016, principally from a ramp-up in contribution of ore from the Deep Central zone but also from a large mineralized zone accessed in April on the 520 metre level in the mine’s Central zone. Newly discovered areas on the 540 and 560 metre levels were successfully delineated and will be included in the 2016 mine plan. As a result, Black Fox’s production is expected to increase to approximately 850 TPD in the fourth quarter of 2016.

Primero’s efforts also remain focused on growing the mine’s Mineral Resources, with the mine currently working to complete a 200 metre extension of the 520 metre level exploration drift which will allow for better drill angles to test mineralization located to the west of the Deep Central zone and to depths of 1,000 metres and below. Initial drill results from this program are expected in Q3 2016.

The Company has also commenced an internal economic evaluation of the Black Fox Froome zone. As reported on March 16, 2016, Primero has outlined an initial Mineral Resource estimate for this highly prospective zone located approximately 800 metres west of the Black Fox mine. The initial estimate only included drilling up to February 17, 2016 and contained an Indicated Mineral Resources of 43,000 ounces of gold and an Inferred Mineral Resources of 129,000 ounces of gold, with all currently defined resources at less than 250 metres depth. Primero continues to expand the Froome zone by drilling for mineralized extensions both laterally and at depth. The Company completed approximately 21,000 metres of drilling in the first quarter, drilling the ore body to 12.5 metre centres giving the Company a block model suitable to develop a mine plan for the internal economic evaluation. A production decision is expected during Q2 2016.

An additional 23,000 metres of drilling is planned at the Froome zone in 2016 focused on expanding the ore body and drilling other targets on the company’s concessions. Highlights from recent drilling include 6.1 g/t gold over 43.7 metres true width (16PR-G103) , 6.2 g/t gold over 37.9 metres true width (16PR-G109) , 5.0 g/t gold over 43.7 metres true width (16PR-G102) , 6.5 g/t gold over 24.8 metres true width (16PR-G083) , 6.5 g/t gold over 21.8 metres true width (16PR-G073) , 6.6 g/t gold over 21.1 metres true width (16PR-G104) , and 6.1 g/t gold over 20.4 metres true width (16PR-G115) .

Highlighted exploration drilling results from the Froome zone are included in Table 2 with locations identified in Figure 1.

Table 2: Froome Zone – Recent Highlighted Drilling Results

Hole	From	To	Core	True Width	Gold Grade
	(m)	(m)	Length	(m)	(g/t)
			(m)
16PR-G073	139.0	169.1	30.1	21.8	6.5
including	144.0	152.0	8.0	5.8	10.6
16PR-G083	155.4	191.5	36.1	24.8	6.5
including	168.0	176.0	8.0	5.5	11.6
and	194.3	237.0	42.7	29.3	4.1
16PR-G084	147.8	171.6	23.8	17.2	7.5
including	152.0	158.0	6.0	4.3	11.9
16PR-G091	161.2	180.5	19.3	13.4	8.7
and	183.3	190.0	6.7	4.7	10.4
and	197.0	221.2	24.2	16.8	4.8
16PR-G092	150.4	168.0	17.7	13.3	8.1
and	172.0	196.0	24.0	18.1	5.4
16PR-G102	210.2	272.8	62.5	43.7	5.0
16PR-G103	182.5	241.3	58.8	43.7	6.1
including	205.9	212.3	6.4	4.8	13.9
and	247.5	255.7	8.2	6.1	5.5
16PR-G104	168.2	199.0	30.8	21.1	6.6
and	201.1	236.8	35.7	24.4	4.7
16PR-G108	191.4	220.0	28.7	20.8	6.3
and	224.0	239.7	15.7	11.4	5.7
and	243.8	257.0	13.3	9.6	5.3
16PR-G109	180.2	231.0	50.8	37.9	6.2
including	201.0	211.3	10.3	7.7	10.6
16PR-G115	184.4	213.0	28.6	20.4	6.1
including	193.0	198.0	5.0	3.6	14.8
16PR-G117	161.0	211.0	50.0	34.5	4.7
16PR-G119	147.0	175.2	28.2	20.9	4.6
and	178.7	198.0	19.3	14.3	6.0
16PR-G122[1]	125.9	177.7	51.9	36.1	4.1

1. 6 assays pending.

Black Fox Complex drilling was conducted by Norex Drilling supervised by Primero's exploration team. Mr. David Laudrum, P.Geo., Senior Resource Manager for Primero has reviewed the technical exploration information in this news release as the QP for the Company for the purposes of NI 43-101. All samples are 1/2 core and analyses reported herein were performed by the independent laboratories Polymet Labs which is ISO 9001:2000 certified, Accurassay Laboratories, which is ISO/IEC 17025 certified, ALS Laboratories, which is ISO 9001/IEC17025 certified, SGS Canada Laboratories, which is ISO9001/IEC17025 certified, Swastika Laboratories, which is ISO 17025 certified. Primero's quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Wednesday, May 4, 2016 at 9:00 am ET to discuss first quarter 2016 financial results.

Participants may join the call by dialing North America toll free 1-888-789-9572 or 416-340-2217 for calls outside Canada and the U.S., and entering the participant passcode 3894515.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:
http://www.gowebcasting.com/7416.

A recorded playback of the first quarter 2016 results call will be available until August 1, 2016 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 2246322.

This release should be read in conjunction with Primero’s first quarter 2016 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website  www.sec.gov.

(1) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the first quarter 2016 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss) .

(2) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the first quarter 2016 was 278:1 based on the average realized prices of $1,178 per ounce of gold and $4.24 per ounce of silver.

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s first quarter 2016 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(4) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s first quarter 2016 MD&A for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure) .

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year) . Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year) . The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Pike River property.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”) . All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, the implementation of enhanced ground support standards at the San Dimas mine; the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production guidance; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2016, the cash costs and all-in sustaining costs for 2016; the capital expenditures in 2016; the Company’s intentions and expectations respecting the expansion of San Dimas’ production to 3,000 TPD; the Black Fox underground development and ability to open new mining areas in 2016; the ability to develop the Black Fox Froome zone; the amount of ore from the Company’s operations in 2016; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; statements regarding the APA and the Company's ability to defend its validity, the Company's ability to pay taxes in Mexico on realized silver prices; the Company’s ability to defend itself from appeals from the SAT in respect to orders identified as being in the Company’s favour; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2016; the success in the exploration and  development of areas in the Deep Central Zone and the adjacent Froome zone at Black Fox; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment or the basis for the calculation of the Company’s income tax (including as a result of the current challenge to the advance pricing agreement); that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 1: Black Fox – Froome Zone Drill Hole Locations Map

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts)

SUMMARIZED FINANCIAL DATA

	Three months ended March 31
	2016	2015
Key Performance Data
Tonnes of ore milled	373,635	448,589
Produced
Gold equivalent (ounces)	36,158	61,073
Gold (ounces)	32,835	54,365
Silver (million ounces)	0.92	1.93
Sold
Gold equivalent (ounces)	43,622	61,651
Gold (ounces)	38,781	55,037
Silver (million ounces)	1.35	1.90
Average realized prices
Gold ($/ounce)[1]	$1,156	$1,186
Silver($/ounce)[1]	$4.24	$4.20
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$944	$699
By-product basis	$920	$639
All-in sustaining costs (per gold ounce)[2]	$1,555	$1,044

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$50,544	$73,310
Earnings (loss) from mine operations	(5,795)	11,470
Net income (loss)	(13,172)	3,584
Adjusted net income (loss)[2]	(7,777)	1,139
Basic net income (loss) per share	(0.08)	0.02
Diluted net income (loss per share)	(0.08)	0.02
Adjusted net income (loss) per share[2]	(0.05)	0.01
Operating cash flows before working capital changes	(8,461)	18,777
Operating cash flows before working capital changes per share	(0.05)	0.12
Weighted average shares outstanding (basic)(000’s)	164,511	161,783
Weighted average shares outstanding(diluted) (000’s)	164,511	161,873

	March 31, 2016	December 31, 2015
Assets
Mining interests	$794,601	$790,118
Total assets	$892,204	$924,968
Liabilities
Long-term liabilities	$209,734	$162,427
Total liabilities	$254,467	$276,092
Equity	$637,737	$648,876

1.	Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations” in the Company’s first quarter 2016 MD&A) .
2.	See “NON-GAAP measurements” in the Company’s first quarter 2016 MD&A

SUMMARIZED OPERATING DATA

San Dimas

	Three months ended
	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15

Key Performance Data
Tonnes of ore mined	151,193	228,539	232,014	263,868	263,747
Tonnes of ore milled	149,182	250,796	228,392	256,235	257,670
Tonnes of ore milled per day	1,639	2,726	2,483	2,816	2,863
Average mill head grade (grams/tonne)
Gold	4.13	5.23	4.75	4.60	5.01
Silver	198	300	272	275	250
Average gold recovery rate (%)
Gold	99%	98%	96%	96%	96%
Silver	97%	96%	95%	95%	93%
Produced
Gold equivalent (ounces)	22,901	50,370	49,566	44,128	46,569
Gold (ounces)	19,578	41,371	33,623	36,500	39,861
Silver (million ounces)	0.92	2.32	1.90	2.15	1.93
Sold
Gold equivalent (ounces)	29,140	48,466	53,475	38,747	45,256
Gold (ounces)	24,300	40,320	34,471	34,273	38,642
Silver at fixed price (million ounces)	1.35	2.10	2.01	1.26	1.90
Silver at spot (million ounces)	-	-	0.85	-	-
Average realized price (per ounce)
Gold	$1,178	$1,092	$1,115	$1,187	$1,207
Silver[1]	$4.24	$4.24	$7.42	$4.20	$4.20
Total cash costs (per gold ounce)[3]
Gold equivalent basis	$998	$535	$507	$608	$582
By product basis	$968	$414	$219	$487	$479
All in sustaining costs (per ounce)[2]	$1,362	$753	$454	$822	$659
Revenue ($000's)	$34,333	$52,960	$59,660	$45,979	$54,640
Earnings (loss) from mine operations ($000's)	($6,390)	$11,408	$18,179	$9,515	$14,615

1.	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations” in the Company’s first quarter 2016 MD&A) .
2.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements“ in the Company’s first quarter 2016 MD&A.
3.	See “NON- GAAP measurements“ in the Company’s first quarter 2016 MD&A

Black Fox

	Three months ended
	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15
Key Performance Data
Open pit mining
Tonnes of ore mined	-	-	201,484	372,319	275,865
Strip ratio	-	-	4.40	4.02	5.87
Average gold grade (grams/tonne)	-	-	2.01	2.02	1.99
Underground mining
Tonnes of ore mined	38,501	57,041	36,005	36,265	11,525
Average gold grade (grams/tonne)	4.99	5.80	3.99	4.00	4.84
Tonnes increase (decrease) in stockpile	(185,952)	(172,188)	3,979	186,409	96,471
Tonnes processed
Tonnes of ore milled	224,453	229,229	233,510	222,175	190,919
Tonnes of ore milled per day	2,467	2,492	2,538	2,441	2,121
Average mill head grade (grams/tonne)	1.94	2.51	2.66	2.65	2.49
Average gold recovery rate (%)	95%	96%	96%	97%	95%
Produced
Gold (ounces)	13,257	17,785	19,054	18,362	14,504
Sold
Gold at spot price (ounces)	13,146	16,434	16,302	17,324	14,537
Gold at fixed price (ounces)	1,336	1,015	1,640	1,378	1,858
Average realized gold price (per ounce)[1]	$1,118	$1,059	$1,089	$1,143	$1,137
Total cash costs (per gold ounce)[2]	$851	$834	$780	$762	$1,077
All-in sustaining costs (per ounce)[3]	$1,404	$1,104	$1,000	$1,071	$1,552
Revenue ($000's)	$16,211	$18,444	$19,559	$21,392	$18,670
Earnings (loss) from mine operations (000's)	$658	($1,075)	($354)	$1,563	($3,145)

1.	1. Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations” in the Company’s first quarter 2016 MD&A) .
2.	See “NON- GAAP measurements” in the Company’s first quarter 2016 MD&A
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements” in the Company’s first quarter 2016 MD&A

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME
THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	2016	2015

Revenue	$50,544	$73,310
Operating expenses	(40,282)	(42,767)
Depreciation and depletion	(16,057)	(19,073)
Total cost of sales	(56,339)	(61,840)
Earnings (loss) from mine operations	(5,795)	11,470
Exploration expenses	(334)	(121)
General and administrative expenses	(5,532)	(8,013)
Earnings (loss) from operations	(11,661)	3,336
Transaction costs and other expenses	(386)	(3,906)
Finance expense	(3,259)	(2,870)
Mark-to-market gain (loss) on convertible debentures	(375)	8,205
Other income (expense)	(650)	3,301
Earnings (loss) before income taxes	(16,331)	8,066
Income tax (expense) recovery	3,159	(4,482)
Net income (loss) for the year	($13,172)	$3,584
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil	-	(514)
Unrealized gain on investment in Fortune Bay, net of tax of $nil	85	-
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil	-	456

Total comprehensive net income (loss) for the year	($13,087)	$3,526
Basic net income (loss) per share	($0.08)	$0.02
Diluted net income (loss) per share	($0.08)	$0.02
Weighted average number of common shares outstanding
Basic	164,510,929	161,783,009
Diluted	164,510,929	161,872,810

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	March 31	December 31
	2016	2015

Assets
Current assets
Cash and cash equivalents	$22,067	$45,601
Trade and other receivables	1,071	1,793
Taxes receivable	26,857	30,689
Prepaid expenses	8,768	8,524
Inventories	24,960	31,964
Total current assets	83,723	118,571
Non-current assets
Restricted cash	6,309	5,920
Mining interests	794,601	790,118
Deferred tax asset	4,254	3,781
Long-term stockpile	2,707	5,694
Other non-current assets	610	884
Total assets	$892,204	$924,968

Liabilities
Current liabilities
Trade and other payables	$39,957	$44,972
Income tax payable	-	12,870
Other taxes payable	461	3,406
Current portion of long-term debt	4,315	52,417
Total current liabilities	44,733	113,665
Non-current liabilities
Other taxes payable	14,082	13,354
Deferred tax liability	49,447	53,107
Decommissioning liability	29,825	28,294
Long-term debt	111,289	62,727
Other long-term liabilities	5,091	4,945
Total liabilities	$254,467	$276,092

Shareholders' equity
Share capital	$869,525	$867,375
Contributed surplus	54,782	54,984
Accumulated other comprehensive loss	(4,565)	(4,650)
Deficit	(282,005)	(268,833)
Total shareholders' equity	$637,737	$648,876
Total liabilities and shareholders' equity	$892,204	$924,968

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS)

	2016	2015

Operating activities
Earnings (loss) before income taxes	($16,331)	$8,066
Adjustments for:
Depreciation and depletion	16,057	19,073
Mining interest impairment charge	-	-
Goodwill impairment charge	-	-
Share-based compensation expense	1,857	2,627
Payments made under the Phantom Share Unit Plan	(279)	(1,513)
Mark-to-market loss (gain) on convertible debentures	375	(8,205)
Write-off of assets	544	-
Write-down of inventory	505	-
Unrealized foreign exchange loss (gain)	1,355	(1,169)
Taxes paid	(15,775)	(5,847)
Other	(5)	(716)
Other adjustments
Transaction costs (disclosed in financing activities)	-	3,639
Finance income (disclosed in investing activities)	(23)	(48)
Finance expense	3,259	2,870
Operating cash flow before working capital changes	(8,461)	18,777
Changes in non-cash working capital	5,478	(5,501)
Cash provided by (used in) operating activities	($2,983)	$13,276

Investing activities
Expenditures on mining interests	($17,755)	($19,907)
Equity investment in Santana Minerals	-	$0
Acquisition of Brigus Gold Corp (net)	-	$0
Interest received	23	48
Cash used in investing activities	($17,732)	($19,859)

Financing activities
Repayment of debt	($48,116)	($40,000)
Drawdown on revolving credit facility	50,000	-
Issuance of convertible debt	-	75,000
Transaction costs on issuance of convertible debt	-	(3,639)
Payments on capital leases	(1,220)	(1,867)
Funds released from reclamation bond	-	8,544
Proceeds on exercise of options	-	826
Payments relating to issuance of flow-through shares	(4)	-
Interest paid	(3,996)	(2,971)
Cash provided by (used in) financing activities	($3,336)	$35,893

Effect of foreign exchange rate changes on cash	$517	$920

Increase (decrease) in cash	(23,534)	30,230
Cash, beginning of period	45,601	27,389
Cash, end of period	$22,067	$57,619